Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 BKorn@manatt.com

August 22, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Benjamin Holt and David Link Office of Real Estate and Construction

Re:	YS RE RAF I LLC Offering Statement on Form 1-A POS

Post-qualification Amendment
Filed July 5, 2023
File No. 024-11755

Dear All:

We are submitting this letter on behalf of our client, YS RE RAF I LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated July 21, 2023 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on July 5, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Manatt, Phelps & Phillips, LLP 7 Times Square, New York, New York 10036 Tel: 212.790.4500 Fax: 212.790.4545

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

August 22, 2023

General

1.       We note your response to comment 3. Please revise Note 3, Significant Unconsolidated Investments, of your financial statements to provide condensed balance sheet information and condensed income statement information for Alterra JV, Avion JV, and Generation JV.

Response: The Company acknowledges the comment and has revised Note 3, Significant Unconsolidated Investments, to include the condensed balance sheet and condensed income statement information. See page F-10. We have additionally included the complete financial statements of the joint ventures following the audited financial statements of the Company on page F-17.

2.       We note your response to comment 4. Please tell us when any diligence, discussions, negotiations, and/or other similar activities commenced in connection with the three joint venture investments entered into February 25, 2022 and March 4, 2022, respectively. Additionally, please provide us with the significance tests performed when evaluating these three acquisitions in determining that standalone financial statements and aggregate pro forma data were not required in connection with those acquisitions.

Response: The Company acknowledges the comment. Below is a description of the diligence, discussions, and negotiations in connection with each of the joint venture investments. It is important to keep in mind that Yieldstreet Inc. (“YSI”) hosts multiple investment platforms separate and apart from the Company’s offering. Real estate investment opportunities are reviewed and purchased in the ordinary course and offered to investors through the YSI investment platform. When engaged in discussions and negotiations regarding the three joint venture investments, these investments were viewed as potential acquisitions by YieldStreet Management, LLC (“YSM”) on behalf of funds to be launched on the platform, and were never contemplated with a specific intent to designate the investments to the Company. At the time of the filing, there was no certainty or likelihood that the investments would be allocated to the Company. The YieldStreet platform has over 60 real estate related investment vehicles, many of which hold real estate joint ventures, and any of those investment vehicles could have acquired the joint venture interests currently held by the Company. Because the timing of the Company’s offering qualification had yet to be determined and there was no certainty as to the timeline of the Company’s offering, which had been delayed quite a bit from the initial expected date because of the time needed to prepare the platform and submit the necessary materials to the Commission, the offering statement, while including a general description of the types of investments to be made by the Company, had no specific description of the joint ventures because the Company had no intention, and the issuer was under no obligation or discussions, to enter into the joint ventures at the time the offering statement was filed. To the contrary, all of the properties were looked at for multiple funds of YSI and the investments were closed with a separate YieldStreet investment vehicle. Only subsequently to the Company’s offering being qualified and successful did the Company consider acquiring a portion of the joint venture interest in the investments.

August 22, 2023

Moreover, the financial success of the Offering was also not certain since no YSI entity had ever executed a Regulation A offering. Regulation A allows for a new type of investor than most previous YSI offerings. Because of that, the Company and YSI had not determined which investments might be added to the REIT, if any, near the outset of the Offering. Each of the Atlanta and Fort Worth transactions were live for subscription on the YSI platform before being sold to the Company. Had investors on the YSI platform purchased all of the available shares, the investments would not have been sold to the Company. Often large investments are made unexpectedly and the Company wished to avoid a “bait and switch” situation whereby a property is described in the Offering Statement and then not made available to the Company. We believe this is a significantly different set of facts from a linear real estate company which sources and performs diligence on a property with a single destination in mind.

Generation Atlanta: Beginning in early November of 2021, the YSI internal real estate investment team conducted due diligence on, underwrote, and closed the acquisition of a multi-family property in Atlanta, GA on behalf of YS FFG REQ II LLC (“YS FFG”), an entity managed by YSM, with the intention of launching the investment onto the Yieldstreet investment platform. Prior to the consummation of this transaction by YSI, the Company filed its initial offering statement on December 16, 2021 which, for the reasons stated above, included no reference to the property or investment. Subsequently, on December 21, 2021, YS FFG entered into a joint venture agreement effectuating the closing of the transaction with the Company. Given the transactional structure, significant amendments were needed to the controlling documents to allow for the transfer of a portion of this asset to the Company, which changes were not effectuated until February 25, 2022, a few weeks after the Company submitted its amended offering statement on February 15, 2022. Due to the intended nature of the Company’s investments, this joint venture was never anticipated to be materially significant in relation to the overall investments, acquisitions, and operations of the Company. Additionally, the investment required numerous consents from third parties, including the property's senior lender and Yieldstreet's joint venture counterparties, and there was no certainty as to the timing or whether the Company’s interests in the investment would be acquired such that the Company could anticipate this asset would be available for the Company. Lastly, from shortly after the time of the initial consummation of the transaction by YSI until the qualification of the Company's offering statement, the interests in YS FFG, representing indirect ownership in the joint venture, were syndicated to investors on the Yieldstreet investment platform. Had the investment sold out or been significantly purchased by investors on the platform, the Company would never have acquired it. Following the qualification of the Company’s offering and the receipt of the requisite consents, only then did the Company purchase the remaining unsold allocation from YS FFG through a wholly owned subsidiary (YS FFG REQ II A LLC) pursuant to an approved cross-trade.

August 22, 2023

Sevona Avion: Beginning in late October of 2021, the YSI internal real estate investment team conducted due diligence on, underwrote, and closed the acquisition of a multi-family property in Fort Worth, TX on behalf of YS ITC REQ I LLC (“YS ITC”), an entity managed by YSM, with the intention of launching the investment onto the Yieldstreet investment platform. On December 10, 2021, YS ITC entered into a joint venture agreement effecting the closing of the transaction. Given the transactional structure, significant amendments were needed to the controlling documents to allow for the transfer of a portion of this asset to the Company at the time of the filing of the Company’s initial offering statement on December 16, 2021. Such changes and consents were in process until February 25, 2022, a few weeks after the Company submitted its amended offering statement on February 15, 2022. Due to the required consents from third parties, including the property's senior lender and Yieldstreet's joint venture counterparties, there was no certainty of execution at the time of the filing of the amended offering statement such that the Company could anticipate this asset would be available for the Company. Lastly, similar to Atlanta, from shortly after the time of the initial consummation of the transaction by YSI until the qualification of the Company's offering statement, the interests in YS ITC, representing indirect ownership in the joint venture, were syndicated to investors on the Yieldstreet investment platform. Had the investment sold out or been significantly purchased by investors on the platform, the Company would never have acquired it. Following the qualification of the Company’s offering statement and the receipt of the requisite consents, only then did the Company purchase the remaining unsold allocation from YS ITC through a wholly owned subsidiary, YS ITC REQ I A LLC, pursuant to an approved cross-trade.

Alterra Apartments: The Company's investment in the Alterra multi-family apartment complex in Tucson, AZ closed on March 4, 2022, after the initial and amended offering statements were filed. The diligence process was initiated in late December of 2021 and early January of 2022, and the Company’s participation in the investment was less than probable due to (i) the ultimate qualification of the Company's offering statement, (ii) the financial success of the Company’s offering, and (iii) the successful consummation of the transaction. In particular, given the lack of certainty of execution of the investment, the Company believed it was less than prudent or truthful to present this investment as pending or probable at the time of the filing of the amended offering statement.

All material and accurate information known at the time of the Company’s filing of the initial offering statement and any amendments thereto was disclosed in the Company’s filings. The disclosures were limited based on the previously mentioned information including the negotiations, diligence, and activities and investment intentions of YSI, YSM, and the Yieldstreet platform and its affiliated funds. The allocation of a joint venture position to and execution of the investments by the Company entailed significant amendments and consents to the investment documents. To have previously included a description of these investments in the Company’s offering statement or amendments thereto may have been misleading, as the initial intention upon the consummation of the transactions, including the allocation, various Yieldstreet fund positions, Yieldstreet platform investors, and timing of the qualification of the Company’s offering statement, were all various factors that ultimately could have led to the Company’s never having acquired an interest in any of the joint ventures. Premature disclosure may have led to material misstatements and caused disruption, delay, and potentially prevented the consummation of the initial closings if the qualification of the offering statement was delayed or the Company’s offering resulted in minimal investor interest. A survey of peer firm Regulation A REIT offerings demonstrate that specific real estate investments not closed at the time of the offering are not generally disclosed in the offering statement. While no specific investments were disclosed for the reasons discussed herein, the Company’s initial Form 1-A describes in detail its investment strategy throughout the document and the intent of the Company to invest in joint venture real estate opportunities; see, e.g., “Market Opportunities” on page 8 of the initial Form 1-A (https://www.sec.gov/Archives/edgar/data/1878614/000110465921150558/tm2125166d2_partiiandiii.htm).

August 22, 2023

With respect to the financial statements of the joint ventures, no pro forma information was disclosed because, as noted above, the joint ventures were never entered into with a specific intent to allocate the investments to the Company. Additionally, no financial history or information were available on any of the companies or joint venture investments at the time the investments were initially consummated because the investment entities were newly formed; accordingly, no material information would have been provided to investors by the disclosure of any financial statements. Due to the lack of intention for the investments to be allocated to the Company and the lack of financial information available with respect to the joint ventures and the Company’s comprehensive investment plan to acquire interests in joint ventures and real estate such that the joint ventures described above would have no material significance in relation to the Company’s overall investment portfolio, the Company did not perform significance tests when evaluating these three acquisitions.

The Company has since provided disclosure of the financial information for the three investments in the last year, and the previously filed Form 1-A included the relevant financial information on the Company; as mentioned, no financials would have been available, or would have disclosed $0.00 in each field, for the joint venture investments, providing investors with no meaningful information. The Company has subsequently disclosed financial information on the joint ventures in its Form 1-SA and Form 1-K filings, and previously included a note in its management discussion and analysis regarding the joint venture investments; see “Our Investments” under Item 1 of the Company’s Form 1-SA for the period ended June 30, 2022 (https://www.sec.gov/Archives/edgar/data/1878614/000095017022018911/ysre_1-sa_2022_live.htm). Additionally, the revised 1-A includes the financial statements for each of the joint venture investment companies.

August 22, 2023

3.       We refer to your "Our Investments" disclosure on page 82 and your "Investment Company Act Considerations" disclosure on page 88. Please explain to us how the three joint venture investments you entered into in 2022 satisfy the asset composition test such that you qualify for the exclusion from the definition of "investment company" under Section 3(c)(5)(C) of the Investment Company Act of 1940.

Response: The Company acknowledges the comment. As identified in the section of the offering circular "Investment Company Act Considerations," the Company has not registered under the Investment Company Act of 1940, as amended (the “40 Act”) because it is not an “investment company,” as defined in Section 3(a)(1) of the 40 Act, or it qualifies for the exclusion from the definition of “investment company” contained in Section 3(c)(5)(C) of this Act. The Company is currently relying on failing to meet the definition of an “investment company” because of Section 3(a)(1), not because of 3(c)(5)(C). 3(c)(5(C) is mentioned in the Offering statement as a possible reason why the Company would not need to register as an investment company, but it is currently not relying on that exemption. A substantial portion of the value of total assets of the Company currently consists of direct or indirect equity interests (through wholly owned special purpose vehicles) in joint ventures that own real property.  The Company treats its direct or indirect equity interests in these joint ventures as non-securities in light of the definition of “security” in Section 2(a)(36) of the 40 Act and under the Howey investment contract test of a “security” that applies in the Company’s circumstances.  The Company believes that its direct or indirect equity interests in real estate joint ventures should be treated as non-securities because it possesses the types of control rights, under provisions of the governing document for each joint venture, that give it the ability to exert a controlling influence over the business and affairs of the joint ventures.  Consequently, the Company does not rely on the “efforts of others” to generate the return on its investment, which is an essential element for finding a “security” under the Howey investment contract test.

In the future, the Company may expand the types of investments in real estate that it may make, consistent with its disclosed investment objective and investment policies described in the Offering Circular.  In such case, the Company intends to qualify for the exclusion from the definition of “investment company” afforded by Section 3(c)(5)(C) of the 40 Act and to meet the portfolio test set forth by the Commission staff in no-action letters, as described elsewhere in the Offering Circular.  For this purpose, it will treat as “qualifying interests” various real estate investments, including first mortgage loans that are fully secured by real estate at the time of origination or acquisition and which give the Company the unilateral right to foreclose or control the process of foreclosure on the underlying real property, second mortgage loans that are subordinate to the first mortgage loans but which contain substantially the same features as first mortgage loans, mezzanine loans, senior and junior loan participations that the Commission staff has determined should be treated as “qualifying interests” based on positions taken in SEC staff no-action letters, and direct or indirect equity interests in real property that the Company has treated as non-security interests.  In addition, it intends to treat as “real-estate related investments” other types of real estate investments that it makes, including investments in mezzanine loans, loan participations, and other real estate investments that do not satisfy the conditions for treatment as “qualifying interests.” Also for the purposes of qualifying for the exclusion provided by Section 3(c)(5)(C), the Company has determined that the Shares should not be treated as “redeemable securities,” within the meaning of Section 2(a)(32) of the 40 Act because of the material restrictions that are imposed on a shareholder’s right to redeem, including an initial lockup period of 1 year, a 20% aggregate limit on the number of Shares that may be redeemed during any calendar year, and making the Company’s obligation to honor redemption requests during any calendar quarter subject to the availability of funds.

August 22, 2023

4.       Please revise to provide an updated consent from your auditor.

Response: The Company acknowledges the comment and an updated auditor consent is attached as Exhibit 11.2.

Results of Operations Liquidity and Capital Resources, page 85

5.       We note your statement that “[t]he Company executed a Loan and Security Agreement with YS ST Notes LLC . . . . Advances from the note were used to fund the purchase of the Fund’s investments in real estate joint ventures.” We also note your statement that “[w]e currently have no outstanding debt and have not received any commitments from any lenders to provide us with financing.” Please advise or revise your disclosure as appropriate.

Response: The Company acknowledges the comment. The debt under the Loan and Security Agreement has been repaid and retired. See the revised disclosures on page 85.

****************

August 22, 2023

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	YS RE RAF I LLC
Mitchell Rosen